July 7, 2006


Mail Stop 4561

Owen Pinkerton
David H. Roberts
Securities and Exchange Commission
Washington DC  20549

Re:  AEI Real Estate Fund XV
     Preliminary Proxy Statement on Schedule 14A
     Registration No. 0-14089
     Filed on May 11, 2006

Dear Mr. Pinkerton and Mr. Roberts:

     Thank you for speaking with me about your final comment on this program on Tuesday, June 26, 2006. The registrant is filing, simultaneous with this letter, revised preliminary proxy material that incorporates all of the changes to which it committed through past correspondence, together with copies of that correspondence. I am sending by facsimile a copy of the consent statement marked solely for changes

     Your final comment was that you desired clarification whether the three affiliated partnerships that own the 78% interest in the Razzoo's property are ultimately "controlled" by the same person as AEI Real Estate Fund XV to the extent that the sale of the interest in the Razzoo's does not require consent of limited partners. You specifically asked this question in view of the simultaneous filing of a consent statement relating to AEI Real Estate Fund XVII that seeks consent to sale of substantially all of the assets of that program and lists as one of the three properties being sold, the interest in this same Razzoo's.

     Please know that each of the real estate programs sponsored by AEI disposes of properties in the ordinary course of its business when the sale price and conditions are favorable. The general partners of these programs have fairly broad discretion as to when to sell some portion of the properties and distribute proceeds. In practice, the timing of the sale of an individual property often depends on the business of the tenant, many of whom eventually purchase the property, and on local market conditions. Most of the programs own interests in from 5 to 15 properties and the disposition of one of these properties does not constitute "sale of substantially all of the assets" of the program.

     The requirement to obtain the consent of the limited partners to sale of "substantially all of the assets" does not arise under state law applicable to limited partnerships or limited liability companies. It is required by the guidelines relating to real estate programs of the North American Securities Administrators Association. Although these guidelines do not in any way indicate what constitutes "substantially all" of the assets of a program, it has been AEI's practice to seek limited partner consent when it is approaching liquidation of the last few properties.

     This particular property (the "Razzoo's"), constitutes a substantial percentage of the assets of only Fund XV. For the remaining three programs, including Fund XVII, it does not constitute more than 30% of the aggregate assets of the program. Accordingly, it is AEI's position that the decision to sell the property may be made by the general
     partner without a vote of limited partners.   The general
     partners of these three other funds have indeed made the decision with respect to this Razzoo's to dispose of the
     property.   The property is described in the consent
     statement for Fund XVII solely because it has been the Commission's position that all remaining properties should be described when a decision to liquidate has been reached. If the partners of Fund XVII did not approve the "sale of substantially all of the assets" of Fund XVII, the interest of Fund XVII in the Razzoo's could, and would, be sold based on the decision of the general partner because it does not constitute "all or substantially all of the assets" of Fund XVII.

     In response to your comment, we have clarified the nature of the relationship with the affiliated programs in the enclosed revised proxy materials and have made clear that adequate authority to sell the property exists.

     We trust that this is responsive to your remaining comment.
I am also enclosing from AEI Fund Management 86-A, Inc., a confirmation of the Tandy representations in accordance with your comment.

     If you have any questions regarding what we have provided, please do not hesitate to call me at 612-340-8706 or Pat Keene, CFO of AEI, at 651-225-7738.

                                   Very truly yours,

                                /s/ Thomas Martin
                                    Thomas Martin